SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                              For the month of May


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F _____X_____ Form 40-F ___________


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b)
                   under the Securities Exchange Act of 1934.)


                        Yes _____________ No____X_______


       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:

   1. The English language press release of Van der Moolen Holding N.V. dated May 27, 2005 announcing the acquisition of Curvalue Financial Services Group.

     Van der Moolen Holding and Curvalue Financial Services Group
                  Combine Their European Activities


    AMSTERDAM, Netherlands--(BUSINESS WIRE)--May 27, 2005--Van der Moolen Holding N.V. (NYSE:VDM)(Euronext Amsterdam:VDMN) and Curvalue Financial Services Group:

    --  Realisation of Van der Moolen's European growth strategy

    --  Curvalue significantly strengthens VDM's European operations

    -- Combination will implement Curvalue's proven business model in screen based trading on the United States' electronic derivatives markets

    -- The combination of both companies aligns with recent developments of exchanges towards more electronic-based trading

    Van der Moolen Holding N.V. ("VDM") is pleased to announce that a Letter of Intent has been signed for the acquisition of 100% of Curvalue Financial Services Group ("Curvalue").
    With this acquisition VDM will realise a significant step in its European growth strategy. Through Curvalue's activities, VDM will expand into screen based trading in derivatives within Europe. In addition, it is the group's intention to offer European execution services through OnlineTrader.com for small and mid-sized banks, hedge funds, institutions and other professionals. Curvalue's technology will immediately strengthen VDM's existing trading platforms in Europe.

    Curvalue is one of the leading independent trading and broker/dealer groups in Europe. The company is active on the global equity and derivatives exchanges through the following activities:

    -- Option and futures specialist: Curvalue has successfully rolled out its business model on all major European Exchanges. It currently holds 71 options specialist licenses

    -- Broker/dealer (Onlinetrader.com): electronic and voice broking execution service

    The above activities are supported by its in-house developed state-of-the-art proprietary software.

    Curvalue currently employs over 150 traders/specialists/IT- and support staff. VDM will propose to its shareholders to appoint Richard den Drijver, founder and major shareholder of Curvalue, to the Executive Board.

    The total consideration for the Curvalue shares consists of a first payment of EUR 5 million plus 3,803,509 ordinary VDM shares. In addition, there will be an earn-out consisting of two payments: a maximum amount of EUR 10.4 million in cash and a maximum number of 1,920,964 ordinary VDM shares approximately one year after closing of the transaction and a maximum amount of EUR 10.4 million and a maximum number of 1,920,964 ordinary VDM shares approximately two years after closing of the transaction. The amount of the earn-out payments is dependent upon certain profit targets of Curvalue being met. The transaction is inter alia subject to completion of due diligence and regulatory consents.
    Fred Bottcher, CEO of VDM: "This is exactly what VDM currently needs. Curvalue complements VDM's existing European trading activities and we welcome their trading talent and are excited to integrate their proprietary state-of-the-art trading software into our existing trading operations. Moreover, VDM is extremely pleased to gain on its Executive Board the expertise of Richard den Drijver".
    Richard den Drijver, CEO of Curvalue: "The combination with VDM will accelerate Curvalue's global growth ambitions on derivatives markets. Furthermore, VDM's reputation and brand recognition supports the roll-out of OnlineTrader.com in Europe and subsequently in the US."

    For more information about this transaction please contact VDM (+31 20 535 67 89).

    Van der Moolen trades on the leading US and European equity exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
    Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    For more information about Van der Moolen, please visit www.vandermoolen.com

    Curvalue is a pan-European electronic market access provider founded in 1991. The company is active as a specialist in derivative products on several exchanges and trades for its own account as specialist in the electronic derivatives markets. Last year Curvalue launched the Internet broker 'OnlineTrader' which provides clients with online access to all products offered by most European exchanges. All activities of Curvalue are supported and maintained by their in-house software platform.

    For more information about Curvalue, please visit www.curvalue.com.

    Disclaimer:

    Certain statements contained in this press release constitute "forward-looking statements". These statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect", "hope", and words of similar meaning, reflect management's beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the US Securities and Exchange Commission, specifically the Company's most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ, including the outcome of the NYSE inquiry and related civil litigation in U.S. courts against Van der Moolen Holding, Van der Moolen Specialists USA, and the members of the Management Board of the Holding. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.



    CONTACT: Van der Moolen Holding N.V.
             Investor Relations/Corporate Communications
             Telephone: +31 (0)20 535 6789
             www.vandermoolen.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               VAN DER MOOLEN HOLDING N.V.

         Date: May 27, 2005    By: /s/ Friedrich M.J. Bottcher
                                   ---------------------------

                               name: Friedrich M.J. Bottcher
                               title: Chairman of the Executive Board

                               By: /s/ Leo J. Pruis
                                   ---------------------------

                               name: Leo J. Pruis
                               title: Chief Financial Officer
                                  Member of the Executive Board

                               By: /s/ Casper F. Rondeltap
                                   ----------------------------
                               name : Casper F. Rondeltap
                               title: Member of the Executive Board


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